

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03016619

No Act
P.E. 1-7-03

March 5, 2003

Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

Re: Bristol-Myers Squibb Company
Incoming letter received January 7, 2003

Dear Ms. Leung:

This is in response to your letter received January 7, 2003 (dated January 6, 2002) concerning the shareholder proposal submitted to Bristol-Myers by the AFL-CIO Reserve Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Bill Patterson
Director, Office of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, DC 20006



Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

January 6, 2002

<u>VIA FEDERAL EXPRESS</u>
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of the AFL-CIO Reserve Fund*
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Bristol-Myers Squibb Company, a Delaware corporation (the "Company"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal and statements in support thereof regarding separating the positions of chairman and chief executive officer.

The Company received a shareholder proposal and statement in support thereof (the "Initial Proposal") from the Flaherty-Kulli Trust (the "Initial Proponent") on November 18, 2002. On, November 21, 2002, the Company received the a shareholder proposal and statements in support thereof (the "Duplicate Proposal" and collectively, with the Initial Proposal, the "Proposals") from the AFL-CIO Reserve Fund (the "Duplicate Proponent" and collectively with the Initial Proponent, the "Proponents"). The Initial Proposal is attached hereto as <u>Exhibit A</u>. The Duplicate Proposal is attached hereto as <u>Exhibit B</u>.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Duplicate Proponent, informing them of the Company's intention to omit the Duplicate Proposal from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or after March 28, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

THE PROPOSALS

The Initial Proposal requests that the Company's Board of Directors "amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as chairman of the Board of Directors."

The Duplicate Proposal requests that the Company's Board of Directors "amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as chairman of the Board of Directors."

BASES FOR EXCLUSION

On behalf of the Company, I hereby notify the Division of Corporation Finance of the Company's intention to exclude the Duplicate Proposal from the 2003 Proxy Materials, and I respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in my view that the Duplicate Proposal:

I. May be excluded under Rule 14a-8(i)(11), because the Duplicate Proposal would substantially duplicate another shareholder proposal previously submitted to the Company by another proponent that will be included in the 2003 Proxy Materials; and,

II. Must be revised under Rule 14a-8(i)(3), because the Duplicate Proposal contains numerous false and misleading statements in violation of Rule 14a-9.

ANALYSIS

I. The Duplicate Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted to The Company.

Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy material for the same meeting." The Duplicate Proposal is substantially duplicative of the Initial Proposal. The Company intends to include the Initial Proposal in the 2003 Proxy Materials. Accordingly, I believe the Company may omit the Duplicate Proposal under Rule 14a-8(i)(11).

The Company received the Initial Proposal on November 18, 2002, and it received the Duplicate Proposal on November 21, 2002. As the Company received the Duplicate Proposal after it received the Initial Proposal, the Company seeks to exclude the Duplicate Proposal under Rule 14a-8(i)(11).

Upon comparison, the Duplicate Proposal is virtually identical to the Initial Proposal as both Proposals request that the Company's Board of Directors "amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as chairman of the Board of Directors." In addition, each of the Proposals states that it is intended to "protect shareholders' interests by providing independent oversight of management". The Staff consistently has taken the position in various letters that shareholder proposals, even proposals that are less similar to one another than the Initial Proposal and the Duplicate Proposal, are substantially duplicative under Rule 14a-8(i)(11) if the core issues and principles addressed are substantially the same even if they differ in terms or breadth. *See e.g., BellSouth Corporation* (avail. Jan. 14, 1999) (proposal recommending the abolition of the company's incentive award program and its replacement with an incentive award tied to the stock price of the company substantially duplicated a prior proposal demanding the abolition of the company's incentive award program and its replacement with an incentive award program tied to revenue or dividend growth); *UAL Corporation* (avail. Mar. 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicated a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results). *See also Verizon Communications Inc.* (avail. Jan. 31, 2001); *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999); *Excel Indus., Inc.* (avail. Jan. 26, 1999); *Pinnacle West Capital Corporation* (avail. Mar. 16, 1993). The purpose of both Proposals is to have the Company "amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as chairman of the Board of Directors". Therefore, the Proposals address the same core issues and principles.

Furthermore, inclusion of substantially duplicate proposals in the 2003 Proxy Materials would be problematic. It would be confusing to the Company's shareholders to vote on two substantially similar proposals. In addition, if one of the Proposals was approved by shareholders and the other Proposal was rejected by shareholders, the Company would not be able to act based on the inconsistent results.

For the reasons set forth above, I request that the Staff concur in my conclusion that the Duplicate Proposal may be properly omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(11).

II. The Duplicate Proposal Should Be Revised Under Rule 14a-8(i)(3) Because The Duplicate Proposal is Materially False or Misleading in Violation of Rule 14a-9.

A shareholder proposal and supporting statement must be revised under Rule 14a-8(i)(3) where they are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has required proposals and supporting statements to be revised where they contain subjective determinations and statements not accompanied by citations or factual support. For example, in

Peoples Energy Corporation (avail. Nov. 3, 2002) and *First Mariner Bancorp* (avail. Mar. 20, 2002), the Staff concurred that proposals substantially similar to the Duplicate Proposal "may be materially false or misleading under rule 14a-9", in part because many statements were not properly identified as the proponent's opinion.

The Duplicate Proposal contains numerous assertions and other statements presented as fact, with no citations or factual support. Presenting an unsupported statement as fact may lead shareholders to place undue reliance on such statement, thereby materially misleading them. Each of the following statements set forth in the Duplicate Proposal is presented as fact and is not supported with any citations:

A. The first sentence in the second paragraph of the Duplicate Proposal, which states that "[t]he *primary* purpose of the Board of Directors is to protect shareholders' interests by providing *independent* oversight of management, including the CEO" (emphasis added), does not include a proper citation or any supporting factual backup. Accordingly, this sentence is misleading as it presents an opinion as fact. *See Peoples Energy Corporation* (avail. Nov. 3, 2002) and *First Mariner Bancorp* (avail. Mar. 20, 2002) (requiring proponents recast substantially the same sentence as found in the Duplicate Proposal). Without proper support, this first sentence should be deleted.

B. The first sentence of the fourth paragraph in the Duplicate Proposal, which states that "[c]orporate governance experts have questioned how one person serving as both chairman and CEO can effectively monitor and evaluate his or her own performance," is presented as fact and does not include a proper citation or any supporting factual backup. Without proper support, the first sentence of the third paragraph of the Duplicate Proposal should be deleted. *See First Mariner Bancorp* (avail. Mar. 20, 2002) (requiring proponent to "provide factual support . . . in the form of a citation to a specific source" for an identical sentence found in the Duplicate Proposal).

C. The second sentence of the third paragraph of the Duplicate Proposal, which states "[a] blue-ribbon commission of the National Association of Corporate Directors recently observed that 'it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the Board,'" is presented as fact and does not include a proper citation to a specific source or publication containing the quotation set forth therein. It is misleading to provide shareholders with an unsupported quotation, and it is also misleading to provide shareholders with a quotation that does not have a temporal reference so that the shareholders can understand the context and marketplace conditions existing at the time of the quote and whether the person being quoted still holds such a position. *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000 (requiring the proponent to provide citations to two reports under Rule 14a-8(i)(3)).

Without a proper supporting citation, the second sentence of the third paragraph of the Duplicate Proposal should be deleted.

D. The first sentence of the fifth paragraph in the Duplicate Proposal, which states that "*[m]any* institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management" (emphasis added), is presented as fact and does not include a proper citation or any supporting factual backup. Without proper support, the first sentence of the fourth paragraph of the Duplicate Proposal should be deleted. *See First Mariner Bancorp* (avail. Mar. 20, 2002) (requiring proponent to "provide factual support . . . in the form of a citation to a specific source" for an identical sentence found in the Duplicate Proposal).

E. The second sentence of the fifth paragraph in the Duplicate Proposal, which states ". . . the California Public Employees' Retirement System's (CalPERS) Corporate Governance Core Principles and Guidelines advocate that a lead independent director be appointed to coordinate the activities of the independent directors when the offices of chairman and CEO are held by the same person," is presented as fact and does not include a proper citation to a specific reference or publication containing the position of CalPERS set forth therein. It is misleading to provide shareholders with an unsupported position of a third party, and it is also misleading to provide shareholders with an unsupported third-party position that does not have a temporal reference so that the shareholders can understand the context and marketplace conditions existing at the time the position was established and whether the person still holds such a position. *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000 (requiring the proponent to provide citations to two reports under Rule 14a-8(i)(3)). Without a proper supporting citation, the second sentence of the fourth paragraph of the Duplicate Proposal should be deleted.

F. The third sentence of the fifth paragraph in the Duplicate Proposal, which states "CalPERS also asserts that '*true* board independence may ultimately – within the next decade – require a serious re-examination of this historic combination of [the chairman and CEO] powers' (emphasis in original)," is presented as fact and does not include a proper citation to a specific reference or publication containing the quotation set forth therein. It is misleading to provide shareholders with an unsupported quotation, and it is also misleading to provide shareholders with a quotation that does not have a temporal reference so that the shareholders can understand the context and marketplace conditions existing at the time of the quote and whether the person being quoted still holds such a position. *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000 (requiring the proponent to provide citations to two reports under Rule 14a-8(i)(3)). Without a proper supporting citation, the third sentence of the fourth paragraph of the Duplicate Proposal should be deleted.

G. The first sentence of the fifth paragraph of the Duplicate Proposal, which states that "[b]y setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors," is presented as fact and does not include a proper citation or any supporting factual backup. Accordingly, this sentence is misleading as it presents an opinion as fact. *See Peoples Energy Corporation* (avail. Nov. 3, 2002). Without proper support, the first sentence of the fifth paragraph of the Duplicate Proposal should be deleted.

The Duplicate Proposal contains numerous false and misleading statements in violation of Rule 14a-9 and requires substantial revisions pursuant to Rule 14a-8(i)(3) before being included in the 2003 Proxy Materials.

CONCLUSION

Based on the foregoing, I hereby respectfully request that the Staff not recommend any enforcement action if the Duplicate Proposal is excluded in its entirety from the Company's 2003 Proxy Materials because it substantially duplicates the Initial Proposal in violation of Rule 14a-8(i)(11). If the Staff does not agree that the Duplicate Proposal may be excluded under Rule 14a-8(i)(11), I request that the Staff concur that the Duplicate Proposal must revised as discussed above as it contains numerous false and misleading statements in violation of Rule 14a-9. In the event that the Staff requires such revisions to the Duplicate Proposal, I respectfully request confirmation from the Staff that such revisions are subject to complete exclusion by the Company if they will cause the Duplicate Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d).

I would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,



Sandra Leung

Attachments

cc: AFL-CIO Reserve Fund
Amy L. Goodman, Esq., Gibson, Dunn & Crutcher LLP

EXHIBIT A

Resolved: The shareholders of Bristol-Myers Squibb ("BMS") urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as chairman of the Board of Directors.

Supporting Statement

A key duty of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. We believe that separating the positions of chairman and CEO will enhance independent Board leadership at BMS and help the Board to deal more effectively with what we view as the causes of BMS's recent underperformance.

Since May 1, 2001 BMS has:

- Publicized as "potential blockbusters" planned new products that did not get to market, notably Vanlev and Erbitux, despite having the same evidence used by the FDA to turn them down.

- Lost about $1.2 billion of its $1.3 billion investment in ImClone and its planned Erbitux drug, which the FDA refused to approve only three months after BMS signed the deal.

- Quit a partnership with Novartis to co-market Zelnorm (now successfully marketed in the U.S. by Novartis alone), an action that might discourage others from partnering with BMS in the future.

- Carried out a promotional scheme to sell distributors more products than current demand would warrant. This so-called "channel-stuffing" was apparently intended to achieve targeted results for 2001, but has hurt future sales and derailed 2002's performance.

- Changed its disclosure regarding the channel-stuffing four times, according to press reports; BMS initially estimated the excess reported as sales at the time at $1 billion vs. its $2 billion current estimate.

- Attracted legal challenges, including actions by state authorities alleging abuses designed to preserve patent protection, investigations by the Justice Department and the SEC into the channel-stuffing, and private lawsuits.

- Spent $16.5 billion on research and development since 1990 without that R&D creating any outstanding commercial product (such as a Prozac, Lipitor or Zocor).

- Suffered loss of reputation. BMS was *Fortune's* most admired pharmaceutical company at the beginning of 2001, but in June 2002 it appeared in a critical comic strip along with Enron, Andersen, and Tyco.

- Delivered such poor financial performance that its bond ratings were downgraded, its stock price declined about 50% by November 2002 (worse than all of BMS's peer companies), and, according to press reports, it lost credibility in the investment community. Coverage from earnings of BMS's dividend worsened after decades during which its dividend was regularly increased and never cut.

We believe that BMS needs management that is capable of bringing new products from its laboratories to market without promotional missteps, uneconomic deals, disclosure problems, or unnecessary litigation. We believe that the proposed change is an important governance reform to improve the Board's oversight of BMS management in the shareholders' interest.

We urge you to vote FOR this proposal.

EXHIBIT B

SHAREHOLDER PROPOSAL

RESOLVED: The shareholders of Bristol-Myers Squibb Company (the "Company") urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as chairman of the Board of Directors.

SUPPORTING STATEMENT

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. We believe that separating the roles of chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. In our opinion, an independent chairman will enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to the Wall Street Journal, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" (*Splitting Posts of Chairman, CEO Catches on With Boards*, November 11, 2002).

Corporate governance experts have questioned how one person serving as both chairman and CEO can effectively monitor and evaluate his or her own performance. A blue-ribbon commission of the National Association of Corporate Directors recently observed that "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, the California Public Employees' Retirement System's (CalPERS) Corporate Governance Core Principles and Guidelines advocate that a lead independent director be appointed to coordinate the activities of the independent directors when the offices of chairman and CEO are held by the same person. CalPERS also asserts that "*true* board independence may ultimately—within the next decade—require a serious re-examination of this historic combination of [the chairman and CEO] powers." (emphasis in original)

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as chairman can help ensure the objective functioning of an effective board. Conversely, we fear that combining the positions of chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

For these reasons, we urge a vote FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter received January 7, 2003

The proposal urges the board of directors to amend the bylaws to require that an independent director who has not served as chief executive officer of the company serve as chairman of the board.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(11). Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bristol-Myers relies.

Sincerely,



Gail A. Pierce
Attorney-Advisor